EXHIBIT 12.1

STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF
EARNINGS TO FIXED CHARGES
(in thousands of dollars)
Unaudited

	Three Months Ended

	April 1, 2005	March 26, 2004

Income/(Loss):
Net income/(loss)	$1,240	$(4,298)
Provision for income taxes	7,971	13,444
Total fixed charges	17,509	28,269
Capitalized interest amortized	572	572
Equity loss on non-consolidated affiliated companies accounted for by the equity method, net of dividends	5,127	4,005

	$32,419	$41,992

Fixed Charges:
Interest expense	$14,748	$25,432
Imputed interest on non-capitalized lease payment (1)	2,761	2,837

	$17,509	$28,269

Ratio of Earnings to Fixed Charges	1.85	1.49

(1)	The percentage of rent included in the calculation is a reasonable approximation of the interest factor.

Note:  The preferred shares do not accrue dividends and, therefore, the consolidated ratio of earnings to fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges for the period indicated.